Exhibit (a)(5)(h)

Kroger Completes Merger with eCommmerce Retailer Vitacost.com

CINCINNATI, OH and BOCA RATON, FL – August 18, 2014 – The Kroger Co. (NYSE: KR) and Vitacost.com, Inc. (NASDAQ: VITC), a leading online retailer of healthy living products, today announced the successful completion of Kroger’s tender offer to purchase all outstanding shares of common stock of Vitacost.com for $8.00 per share in cash. The tender offer expired at 5:00 p.m., Eastern Daylight Time, on August 15, 2014.

Kroger expects to complete the acquisition of the remaining eligible Vitacost.com shares not acquired in the tender offer later today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware.

As of the expiration of the tender offer, approximately 29,842,390 shares were validly tendered and not withdrawn in the tender offer, representing 86.68 percent of Vitacost.com’s outstanding shares, according to the depositary. The condition to the tender offer that a majority of Vitacost.com’s outstanding shares on a fully diluted basis be validly tendered and not withdrawn has been satisfied. As a result, Kroger has accepted for payment and will promptly pay for all validly tendered shares. The depositary has also informed Kroger that Notices of Guaranteed Delivery have been delivered with respect to 836,275 additional shares, representing approximately 2.43 percent of Vitacost.com’s currently outstanding shares.

As a result of the merger, all remaining eligible Vitacost.com shares will be converted into the right to receive $8.00 per share in cash, without interest and less any applicable withholding taxes, the same price that was paid in the tender offer (eligible shares exclude (i) shares owned by Kroger, Vigor Acquisition Corp. (Kroger’s wholly owned subsidiary that made the offer) or Vitacost.com, (ii) shares held by any subsidiary of Vitacost.com or Kroger (other than Vigor Acquisition Corp.) and (iii) shares held by Vitacost.com stockholders who properly demand appraisal under Delaware law).

Following completion of the merger, Vitacost.com shares will cease to be traded on the NASDAQ Global Market, which is expected to take effect later today.

Kroger, one of the world’s largest retailers, employs more than 375,000 associates who serve customers in 2,640 supermarkets and multi-department stores in 34 states and the District of Columbia under two dozen local banner names including Kroger, City Market, Dillons, Food 4 Less, Fred Meyer, Fry’s, Harris Teeter, Jay C, King Soopers, QFC, Ralphs and Smith’s. The company also operates 786 convenience stores, 320 fine jewelry stores, 1,240 supermarket fuel centers and 38 food processing plants in the U.S. Recognized by Forbes as the most generous company in America, Kroger supports hunger relief, breast cancer awareness, the military and their families, and more than 30,000 schools and grassroots organizations. Kroger contributes food and funds equal to 200 million meals a year through more than 80 Feeding America food bank partners.

About Vitacost.com, Inc.

Vitacost.com, Inc. is a leading online retailer of health and wellness products, including dietary supplements such as vitamins, minerals, herbs and other botanicals, amino acids and metabolites, as well as cosmetics, organic body and personal care products, pet products, sports nutrition and health foods. Vitacost.com, Inc. sells these products directly to consumers through its website, www.vitacost.com. Vitacost.com, Inc. strives to offer its customers the broadest selection of healthy living products, while providing superior customer service and timely and accurate delivery.

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Media, Keith Dailey, 513 762-1304; Investors, Cindy Holmes, 513 762-4969; Vitacost.com, Kathleen Reed, 561 982-4180 #2292